SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                                     Issuer
                       Pursuant to Rule 13a -16 or 15d -16
                                       of
                       the Securities Exchange Act of 1934


                 Report on Form 6-K for the month of August 2005

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                    ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:

     1. A notification dated 1 August 2005 advising that Barclays PLC have a 3.14% interest in the issued ordinary share capital of the Company.

     2. A notification dated 3 August 2005 advising of the acquisition of 54 Ordinary shares in the Company by Sir Christopher J O'Donnell, a director of the Company, under the Dividend Reinvestment Plan.
     3. A notification dated 3 August 2005 advising that Mrs Rebecca McDonald, a director of the Company, has purchased 500 Ordinary shares in the Company.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 1 AUGUST 2005
                  AT 13.21 HRS UNDER REF: PRNUK-0108051319-B134

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-----------------------------------------------------------------------------------------------------------------------
1.   Name of company                                      2.   Name of shareholder having a major interest

     The BOC Group plc                                         Barclays PLC

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that     4.   Name of the registered holder(s) and, if more than one
     it is in respect of holding of the shareholder            holder, the number of shares held by each of them
     named in 2 above or in respect of a non-
     beneficial interest or in the case of an                  See attached achedule.
     individual holder if it is a holding of that
     person's spouse or children under the age of
     18


     Notification in respect of party named in 2 above

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
5.   Number of               6.   Percentage of issued    7.   Number of               8.   Percentage of issued class
     shares/amount of             class                        shares/amount of stock
     stock acquired                                            disposed



-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
9.   Class of security                                    10.  Date of transaction     11.  Date company informed

     Ordinary shares of 25p each                               25 July 2005                 1 August 2005



-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification            13.  Total percentage holding of issued class following this notification

     15,735,650                                                3.14%

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
14.  Any additional information                           15.  Name of contact and telephone number for queries

     In a letter dated 28 July 2005, The BOC Group plc         Sarah Larkins
     has been advised that Barclays Plc holds a 3.14%          Assistant Company Secretary
     interest in the Ordinary Share Capital of the             01276 807383
     Company.

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

     Sarah Larkins

-----------------------------------------------------------------------------------------------------------------------

Date of notification ___1 August 2005_________

-----------------------------------------------------------------------------------------------------------------------


Registered Holders Report

As at 25 July 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 15,735,650 Ordinary shares of 25p each in The BOC Group plc.

--------------------------------------------------------------------------------
Registered Holder                      Account Information            Holding
--------------------------------------------------------------------------------
Barclays Trust Co & Others                                              137
--------------------------------------------------------------------------------
Barclays Trust Co as Exec/Adm                                           375
--------------------------------------------------------------------------------
Barclays Trust Co DMC69                                               13,500
--------------------------------------------------------------------------------
Barclays Trust Co E99                                                  3,552
--------------------------------------------------------------------------------
Barclays Trust Co R69                                                 54,532
--------------------------------------------------------------------------------
Chase Nominees Ltd                            16376                   273,134
--------------------------------------------------------------------------------
Clydesdale Nominees HGB0125                 00686408                   2,520
--------------------------------------------------------------------------------
Clydesdale Nominees HGB0125                 00697736                   1,170
--------------------------------------------------------------------------------
Gerrard Nominees Limited                       ER1                    55,955
--------------------------------------------------------------------------------
Greig Middleton Nominees Limit                 GM1                    410,416
--------------------------------------------------------------------------------
Greig Middleton Nominees Ltd                   GM3                    153,500
--------------------------------------------------------------------------------
Investors Bank and Trust Co                                           75,220
--------------------------------------------------------------------------------
Investors Bank and Trust Co                                            5,242
--------------------------------------------------------------------------------
Investors Bank and Trust Co                                          2,518,070
--------------------------------------------------------------------------------
Investors Bank and Trust Co                                            7,510
--------------------------------------------------------------------------------
Investors Bank and Trust Co                                           906,108
--------------------------------------------------------------------------------
Investors Bank and Trust Co                                           36,752
--------------------------------------------------------------------------------
Investors Bank and Trust Co                                           97,630
--------------------------------------------------------------------------------
Investors Bank and Trust Co                                           113,035
--------------------------------------------------------------------------------
Investors Bank and Trust Co                                           579,360
--------------------------------------------------------------------------------
Investors Bank and Trust Co                                           94,245
--------------------------------------------------------------------------------
Investors Bank and Trust Co                                           14,845
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                       16331                   150,020
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                       16338                   29,206
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                       16341                   273,216
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                       16342                   59,795
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                       16400                  5,058,161
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                       17011                    8,628
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                       18408                   20,568
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   15,369
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   85,769
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    3,953
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     528
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   262,777
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   18,760
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   70,058
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   66,527
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   53,346
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   12,728
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   86,236
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    4,359
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   31,934
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    5,102
--------------------------------------------------------------------------------
Mellon Trust - Boston & SF                                            68,149
--------------------------------------------------------------------------------
Mitsubishi Trust International                                         3,269
--------------------------------------------------------------------------------
R C Greig Nominees Limited                     RC1                   2,284,509
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
R C Greig Nominees Limited                     AK1                    632,596
--------------------------------------------------------------------------------
R C Greig Nominees Limited                     BL1                    149,950
--------------------------------------------------------------------------------
R C Greig Nominees Limited                     CM1                    92,553
--------------------------------------------------------------------------------
R C Greig Nominees Limited                     GP1                    243,008
--------------------------------------------------------------------------------
R C Greig Nominees Limited                     SA1                    143,431
--------------------------------------------------------------------------------
Reflex Nominees Limited                                                 345
--------------------------------------------------------------------------------
State Street                                                           8,465
--------------------------------------------------------------------------------
State Street Boston                                                   42,921
--------------------------------------------------------------------------------
State Street Boston                                                   324,746
--------------------------------------------------------------------------------
Zeban Nominees Limited                                                 7,860
--------------------------------------------------------------------------------
                                                          Total     15,735,650
--------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 3 AUGUST 2005
                  AT 9.21 HRS UNDER REF: PRNUK-0308050919-A7FC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

-----------------------------------------------------------------------------------------------------------------------
1.   Name of the issuer                                   2.   State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended
                                                               by section 328) of the Companies Act
                                                               1985; or

                                                               (iii) both (i) and (ii)

     THE BOC GROUP plc                                         (iii) IN ACCORDANCE WITH BOTH (i) and
                                                               (ii) ABOVE

-----------------------------------------------------------------------------------------------------------------------
3.   Name of person discharging managerial                4.   State whether notification relates to a
     responsibilities/director                                 person connected with a person
                                                               discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

     CHRISTOPHER JOHN O'DONNELL                                N/A

-----------------------------------------------------------------------------------------------------------------------
5.   Indicate whether the notification is in              6.   Description of shares (including class),
     respect of a holding of the person                        debentures or derivatives or financial
     referred to in 3 or 4 above or in respect                 instruments relating to shares
     of a non-beneficial interest(1)

     IN RESPECT OF A HOLDING OF THE                            ORDINARY SHARES OF 25P EACH
     DIRECTOR IN 3 ABOVE

-----------------------------------------------------------------------------------------------------------------------
7.   Name of registered shareholders(s) and,              8    State the nature of the transaction
     if more than one, the number of shares
     held by each of them

     CHRISTOPHER JOHN O'DONNELL                                PURCHASE OF SHARES UNDER THE
                                                               DIVIDEND REINVESTMENT PLAN

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
9.   Number of shares, debentures or                      10.  Percentage of issued class acquired
     financial instruments relating to shares                  (treasury shares of that class should not be
     acquired                                                  taken into account when calculating
                                                               percentage)

     54                                                        LESS THAN 0.01%

-----------------------------------------------------------------------------------------------------------------------
11.  Number of shares, debentures or                      12.  Percentage of issued class disposed
     financial instruments relating to shares                  (treasury shares of that class should not be
     disposed                                                  taken into account when calculating
                                                               percentage)

     N/A                                                       N/A

-----------------------------------------------------------------------------------------------------------------------
13.  Price per share or value of transaction              14.  Date and place of transaction

                        1074p PER SHARE                        1 AUGUST 2005, LONDON

-----------------------------------------------------------------------------------------------------------------------
15.  Total holding following notification and             16.  Date issuer informed of transaction
     total percentage holding following
     notification (any treasury shares should
     not be taken into account when
     calculating percentage)

     2,364              LESS THAN 0.01%                        2 AUGUST 2005

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If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
-----------------------------------------------------------------------------------------------------------------------
17   Date of grant                                        18.  Period during which or date on which it
                                                               can be exercised

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19.  Total amount paid (if any) for grant of the          20.  Description of shares or debentures
     option                                                    involved (class and number)

-----------------------------------------------------------------------------------------------------------------------
21.  Exercise price (if fixed at time of grant) or        22.  Total number of shares or debentures
     indication that price is to be fixed at the               over which options held following
     time of exercise                                          notification


-----------------------------------------------------------------------------------------------------------------------
23.  Any additional information                           24.  Name of contact and telephone number
                                                               for queries

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

SARAH LARKINS, ASSISTANT COMPANY SECRETARY

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Date of notification ___3 AUGUST 2005________________________
--------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 3 AUGUST 2005
                  AT 09.35 HRS UNDER REF: PRNUK-0308050933-B840

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

-----------------------------------------------------------------------------------------------------------------------
1.   Name of the issuer                                   2.   State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended
                                                               by section 328) of the Companies Act 1985;
                                                               or

                                                               (iii) both (i) and (ii)

     THE BOC GROUP plc                                         (iii) NOTIFICATION IN ACCORDANCE
                                                               WITH BOTH  DR3.1.4R(1)(a) AND DR
                                                               3.1.4R(1)(b)

-----------------------------------------------------------------------------------------------------------------------
3.   Name of person discharging managerial                4.   State whether notification relates to a
     responsibilities/director                                 person connected with a person discharging
                                                               managerial responsibilities/director named
                                                               in 3 and identify the connected person

     REBECCA ANN MCDONALD                                      N/A

-----------------------------------------------------------------------------------------------------------------------
5.   Indicate whether the notification is in              6.   Description of shares (including class),
     respect of a holding of the person                        debentures or derivatives or financial
     referred to in 3 or 4 above or in respect                 instruments relating to shares
     of a non-beneficial interest(1)

     HOLDING IN RESPECT OF PERSON                              ORDINARY SHARES OF 25p EACH
     REFERRED TO IN 3 ABOVE

-----------------------------------------------------------------------------------------------------------------------
7.       Name of registered                               8    State the nature of the transaction
     shareholders(s) and, if more than one,
     the number of shares held by each of
     them

     REBECCA ANN MCDONALD                                      PURCHASE

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
9.   Number of shares, debentures or                      10.  Percentage of issued class acquired
     financial instruments relating to shares                  (treasury shares of that class should not be
     acquired                                                  taken into account when calculating
                                                               percentage)

     500                                                       LESS THAN 0.01%

-----------------------------------------------------------------------------------------------------------------------
11.  Number of shares, debentures or                      12.  Percentage of issued class disposed
     financial instruments relating to shares                  (treasury shares of that class should not be
     disposed                                                  taken into account when calculating
                                                               percentage)

     N/A                                                       N/A

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13.  Price per share or value of transaction              14.  Date and place of transaction

     1080.7p                                                   3 AUGUST 2005, LONDON

-----------------------------------------------------------------------------------------------------------------------
15.  Total holding following notification and             16.  Date issuer informed of transaction
     total percentage holding following
     notification (any treasury shares should
     not be taken into account when
     calculating percentage)

     500                LESS THAN 0.01%                        3 AUGUST 2005
-----------------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
-----------------------------------------------------------------------------------------------------------------------
17   Date of grant                                        18.  Period during which or date on which it
                                                               can be exercised


-----------------------------------------------------------------------------------------------------------------------
19.  Total amount paid (if any) for grant of the          20.  Description of shares or debentures
     option                                                    involved (class and number)


-----------------------------------------------------------------------------------------------------------------------
21.  Exercise price (if fixed at time of grant) or        22.  Total number of shares or debentures
     indication that price is  to be fixed at the              over which options held following
     time of exercise                                          notification


-----------------------------------------------------------------------------------------------------------------------
23.  Any additional information                           24.     Name of contact and
                                                               telephone number for queries

-----------------------------------------------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

__Carol Hunt, Deputy Company
Secretary_________________________________________________

-----------------------------------------------------------------------------------------------------------------------
Date of notification _____3 August 2005______________________________________
-----------------------------------------------------------------------------------------------------------------------

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  September 1, 2005



                                      By:    /s/       Sarah Larkins
                                            ------------------------------------
                                            Name:  Sarah Larkins
                                            Title: Assistant Company Secretary